

February 13, 2024

Csaba Sverha
Chief Financial Officer
Fabrinet
One Nexus Way, Camana Bay
Grand Cayman
Cayman Islands
KYI-9005

> **Re: Fabrinet**
> **Form 10-Q for the Period Ended September 29, 2023**
> **Form 8-K Furnished November 6, 2023**
> **File No. 001-34775**

Dear Csaba Sverha:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-Q for the Period Ended September 29, 2023

Notes to Condensed Consolidated Financial Statements
3. Revenue from contracts with customers, page 12

1.   We note your disclosure of revenue by geographic area and end market in your 10-Q and 10-K filings. We also note the disclosure of revenue by product category in your November 6, 2023 Investor Presentation as well as discussion of some of these categories on your earnings calls. Please tell us your consideration of disclosing this information in your 10-Q and 10-K filings pursuant to ASC 606-10-55-90 an 91.

Form 8-K furnished November 6, 2023

Exhibit 99.1
Use of Non GAAP Financials

2.   Please revise your discussion to include the usefulness of your free cash flow measure.

Reconciliation of GAAP Measures to Non-GAAP measures

3.   We note your disclosure and reconciliation of non-GAAP net income and non-GAAP diluted EPS. We further note your disclosure of non-GAAP gross profit and non-GAAP operating profit in your November 6, 2023 investor presentation and discussed on certain of your earnings calls. Please tell us your consideration for disclosing these additional non-GAAP measures in your 8-K earnings releases.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Melissa Gilmore at 202-551-3777 or Kevin Woody at 202-551-3629 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing